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August 30, 2006		Writer’s Direct Contact 415.268.6959 Lmark@mofo.com

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, DC 20549-6010

  Attn:   Peggy Fisher, Esq.

     Eduardo Aleman, Esq.

Re:	MultiCell Technologies, Inc.
Registration Statement on Form SB-2
File No. 333-134933

Ladies and Gentlemen:

On behalf of MultiCell Technologies, Inc., a Delaware corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended, (the “Securities Act”), that the registration statement on Form SB-2, including all exhibits thereto (File No. 333-134933), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 9, 2006, and most recently amended on July 24, 2006 (the “Registration Statement”) be withdrawn, effective immediately. The Company is seeking withdrawal of the Registration Statement pursuant to discussions with the Staff related to the structure of the transaction contemplated in the Registration Statement. None of the Company’s securities has been sold pursuant to the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c).

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

United States Securities and Exchange Commission

August 30, 2006

Page Two

I would appreciate if you would please provide me with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. My facsimile number is (415) 276-7573.

Should you have any questions regarding this matter, please don’t hesitate to contact me at (415) 268-6959. Thank you for your assistance.

Sincerely,

/s/ Liza L. S. Mark
Liza L. S. Mark

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